UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 8-A

_________________________

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Echo Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	41-1649949
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

8 Penn Center 1628 JFK Blvd, Suite 300 Philadelphia, PA 19103
(Address of principal executive offices and zip code)

Securities to be Registered Pursuant to Section 12(b) of the Act

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: 000-23017

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Registrant’s Securities to be Registered.

General

The following descriptions of Echo Therapeutics, Inc.’s (the “Registrant”) capital stock and certain provisions of the Amended and Restated Certificate of Incorporation and Bylaws of the Registrant are summaries and are qualified by reference to the Amended and Restated Certificate of Incorporation and Bylaws filed as exhibits to this registration statement.

Our Amended and Restated Certificate of Incorporation provides for authorized capital stock of 140,000,000 shares, of which 100,000,000 shares are designated as common stock, $0.01 par value.

As of June 27, 2011, there were 34,567,174 shares of common stock outstanding that were held of record by approximately 176 stockholders.  As of June 27, 2011, there were outstanding options to acquire 3,920,438 shares of common stock held by employees, directors and consultants.  As of June 27, 2011, there were outstanding warrants to acquire 13,202,060 shares of common stock held by investors, vendors and consultants.

Common Stock

Voting Rights

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights.   Except as otherwise required by law, holders of common stock vote together with holders of preferred stock as a single class, subject to any special or preferential voting rights of any then outstanding preferred stock

Economic Rights

Dividends and Distributions.  Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefore as our board of directors may from time to time determine.

Liquidation Rights.  Upon liquidation, dissolution or winding up of the Registrant, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock.

Other Rights

Holders of common stock have no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions applicable to the common stock.  All outstanding shares of common stock are fully paid and nonassessable.

Registration Rights

We are party to agreements which provide that certain holders of our common stock and warrants to purchase our common stock have “piggyback” registration rights, as set forth below. The registration of shares of our common stock pursuant to exercise of such registration rights enable the holders to trade these shares without restriction under the Securities Act of 1933, as amended, or the Securities Act, when the applicable registration statement is declared effective. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to such piggyback registration.

If we enter into a Qualified Financing (as defined below) and grant registration rights with respect to the securities or instruments issued in the Qualified Financing, we must provide registration rights to the holders of 4,835,489 shares of common stock and the holders of warrants to purchase 3,368,783 shares of common stock on the same terms and conditions as those provided in the Qualified Financing. “Qualified Financing” means any equity financing providing for the sale and issuance of any shares of common stock or securities convertible into common stock, except for (i) the issuance of common stock upon the exercise or conversion of any common stock equivalent outstanding on the closing date (as defined in the applicable agreement) in accordance with the terms of such common stock equivalents as of such date; (ii) the grant of options to purchase common stock, with exercise prices not less than the closing price of the common stock on the date of grant, which are issued to our employees, officers, directors or consultants for the primary purpose of soliciting or retaining their employment or service, and the issuance of shares of common stock upon the exercise thereof; (iii) the issuance of securities in connection with strategic business partnerships or joint ventures, the primary purpose of which, in the reasonable judgment of our board of directors, is not to raise additional capital or (iv) the issuance of securities pursuant to any equipment financing from a bank or similar financial or lending institution approved by our board of directors.

Anti-Takeover Provisions

Classified Board

Our Amended and Restated Certificate of Incorporation provides for a board of directors comprised of three classes with each class serving a three-year term beginning and ending in different years than those of the other two classes.  Except as needed to fill vacancies on the board of directors, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.  Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

The division of our board of directors into three classes with staggered three-year terms may have the effect of deterring hostile takeovers or delaying changes in our control or management.  This provision is intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us; however, such a provision could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Item 2.	Exhibits.
The Exhibits listed in the Exhibit Index are incorporated by reference in this report.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Echo Therapeutics, Inc.

Dated: June 28, 2011	By	/s/ Patrick T. Mooney
Patrick T. Mooney
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1	Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2009.
3.2	Bylaws of the Registrant is incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K dated June 9, 2008.
10.1
Agreement and Plan of Merger and Reorganization by and among the Registrant, Durham Pharmaceuticals Ltd. (d/b/a Echo Therapeutics, Inc.) and Durham Pharmaceuticals Acquisition Co. dated as of September 14, 2007 is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K dated September 14, 2007.

10.2	Form of Warrant to Purchase Shares of Common Stock is incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-QSB for the period ended September 30, 2007.
10.3	Form of Warrant is incorporated herein by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K dated February 11, 2008.
10.4
Common Stock and Warrant Purchase Agreement by and among the Registrant and the Investors named therein, dated as of November 13, 2009, is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K dated November 17, 2009.

10.5
Common Stock and Warrant Purchase Agreement by and among the Registrant and the Investors named therein, dated as of November 30, 2009 is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K dated November 30, 2009.

10.6
Common Stock and Warrant Purchase Agreement by and among the Registrant and the Investors named therein, dated as of February 4, 2010 is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K dated February 4, 2010.

10.7
Subscription Agreement by and among the Registrant and the Investors named therein, dated as of November 4, 2010, is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K dated November 10, 2010.